Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, January 10, 2024.
To the Comisión Nacional de Valores (Argentine National Commission)

Ref.: Announces Record Date for Proposed Rights Offering

To whom it may concern,
The Company intends to raise up to $95 million in aggregate gross proceeds in the rights offering in which holders of American Depositary Shares (“ADSs”) representing the Company’s Class B ordinary shares, par value Ps.1.00 per share (“Class B ordinary shares”) as of the Record Date will be granted non-transferable subscription rights to purchase additional ADSs representing additional Class B ordinary shares (the “Rights Offering”).
The Rights Offering will be made pursuant to the Company’s existing effective shelf registration statement on Form F-3 (Reg. No. 333-283462) on file with the Securities and Exchange Commission (the “SEC”) and a prospectus supplement (and the accompanying base prospectus) to be filed with the SEC prior to the commencement of the Rights Offering.
The Company expects to use the net proceeds from the proposed Rights Offering to fund, directly or indirectly, the purchase price adjustment payable in connection with the purchase from HSBC Latin America B.V. (“HSBC”) of its equity stakes in its subsidiaries in Argentina and our acquisition of HSBC’s banking, asset management, and insurance businesses in Argentina.
Yours faithfully,
A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183